EXHIBIT 99.  ATTACHMENT TO FORM 10-Q: CONTINGENT PAYMENT
                         OBLIGATION UNITS



            In connection with the acquisition of Hybritech Incorporated by the Company on March 18, 1986, the Company issued
            Contingent Payment Obligation Units (CPUs). The following information is provided relative to the CPUs.

            Hybritech Sales and Gross Profits (Unaudited)
            ---------------------------------------------



                              SECOND QUARTER           FIRST HALF
                              --------------           ----------

                          1995     1994   1993     1995   1994   1993
                          --------------------     ------------------

                                (Millions)              (Millions)

            Sales          $24.8  $32.7  $40.1     $50.3  $65.1  $80.3
            Gross profits  $13.2  $17.0  $22.5     $26.9  $32.2  $44.2



            Sales for the second quarter were $24.8 million compared with $32.7 million during the same period in 1994, a decrease of 24 percent. Sales declines were experienced in both domestic and international markets as the Company's prostate cancer test, TandemR Prostate Specific Antigen
            (PSA) continues to experience increased competition.

            Gross profits for the second quarter were $13.2 million compared with $17.0 million in the same period last year.

            In addition, the previously announced sale of Pacific
            Biotech Inc. in January 1995 contributed to the decline in sales and gross profits.

            Computation of Contingent Payment Obligation Unit Payment
            ---------------------------------------------------------


            CPU holders are entitled to receive cash payments based upon the annual sales and gross profits of Hybritech over the period ending December 31, 1995 if certain performance criteria are achieved. The total amount payable for each year will equal the sum of 6 percent of Hybritech's sales and 20 percent of Hybritech's gross profits for that year, less a deductible amount. Sales is defined in the Indenture governing the CPUs to include net sales of products and royalties but to exclude contract revenues. Gross profits are the excess of sales over costs of products sold and do not represent the net income of Hybritech. The deductible amount was $11 million for 1986 and increases by 35 percent in each subsequent year. The deductible for 1995 is $163.8 million. The total amount payable, if any, is then divided by 12,933,894 to determine the payment per CPU. The maximum payment that may be made on each CPU if the criteria are achieved cannot, however, exceed $22. No payments have been made to date.